OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

United Retail Group, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

911380103

(CUSIP Number)

John Pound
Integrity Brands, Inc.
258 Harvard Street, #313
Brookline, MA 02446
617-731-4070

With a copy to:

Robert Birnbaum, Esq.
Paul Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
617-832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 911380103			Page 2 of 5 Pages

1.	Name of Reporting Person: Integrity Brands Fund IIS, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): 00

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 628,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 628,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 628,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.96%

14.	Type of Reporting Person (See Instructions): 00

CUSIP No. 911380103			Page 3 of 5 Pages

1.	Name of Reporting Person: John Pound		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 628,585

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 628,585

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 628,585

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.96%

14.	Type of Reporting Person (See Instructions): IN

The joint statement of Integrity Brands Funds IIS, LLC, a Massachusetts limited liability company (the “Fund”) and John Pound, the sole managing member of the Fund (collectively with the fund, the “Reporting Persons”) on Schedule 13D, as amended and supplemented by Amendment No. 1 dated February 25, 2005 and Amendment No. 2 dated April 28, 2005, in respect of the common stock, par value $0.001 per share (the “Common Stock”) of United Retail Group, Inc., a Delaware corporation (the “Company”), is hereby further amended and supplemented as follows:

Item 5. Interest In Securities of the Issuer

The following paragraphs are added:

On July 7, 2005, the Fund sold 27,500 shares of Common Stock at $8.162 per share. On July 8, 2005, the Fund sold 22,500 shares of Common Stock at $8.00 per share. All such sales were effected in transactions on the Nasdaq Market and the prices per share do not reflect brokerage commissions.

As of the date of Amendment No. 3, the Fund beneficially owns 628,585 shares of Common Stock, representing 4.96% of the outstanding Common Stock, based on 12,680,134 shares outstanding as reported on the Company’s 10-Q for the quarter ended April 30, 2005; Mr. Pound is deemed to beneficially own all shares of Common Stock owned by the Fund, as to which dispositive and voting power may be deemed to be shared.

On July 8, 2005, the Fund ceased to be the beneficial owner of more than five percent of the outstanding Common Stock of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005

INTEGRITY BRANDS FUNDS IIS, LLC

By:	/s/ JOHN POUND

	Name:	John Pound
	Title:	Managing Member

JOHN POUND

By:	/s/ JOHN POUND

John Pound